CONSENT OF ROBERT VAN EGMOND

The undersigned hereby consents to the inclusion in the Registration Statement on Form 40-F and the documents incorporated by reference therein of Dolly Varden Silver Corporation being filed with the United States Securities and Exchange Commission, and any amendments or supplements thereto, of references to, and certain technical and scientific information derived from, him as a non-independent qualified person.

Dated: April 8, 2025

/s/ Robert van Egmond
Robert van Egmond